Filed by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

Additional Information

Marathon Oil Corporation, Ashland Inc., New EXM Inc. and ATB Holdings Inc. will file a proxy statement/prospectus with the Securities and Exchange Commission in connection with the proposed transfer to Marathon by Ashland of its interest in Marathon Ashland Petroleum LLC and other related businesses. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

The enclosed materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about the proposed acquisition by Marathon of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC. Some factors that could affect the acquisition include a favorable tax ruling from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, and updated Ashland solvency opinions. These factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements. Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

This filing contains the text of an announcement from Marathon Oil Corporation’s President and Chief Executive Officer, Clarence P. Cazalot, Jr., to Marathon and Marathon Ashland Petroleum LLC employees on March 19, 2004. This announcement is being filed pursuant to Rule 425 under the Securities Act of 1933.

Marathon to Acquire Ashland’s Interest in MAP

“I am pleased to announce that Marathon is acquiring Ashland’s interest in Marathon Ashland Petroleum LLC. While we have the option to do this anytime after the end of this year, there are strategic advantages in moving ahead now. We anticipate finalizing the acquisition in the fourth quarter of 2004, however, this is contingent upon several conditions that include, a favorable IRS ruling, approval by Ashland shareholders and regulatory clearance. On completion, this $3 billion transaction will be the largest ever undertaken by Marathon.

We have consistently said that a key part of our strategy is to remain a fully integrated company. By securing full ownership of this top quartile refining and marketing business, we strengthen our ability to maximize the downstream value of our presence in a premium U.S. market. We also believe that we can leverage this strategic position to obtain new upstream opportunities.

A transaction of this magnitude inevitably raises more questions than we are able to answer fully at this early stage. However, you can expect to hear much more about this acquisition as we move forward.

At a personal level, a major event such as this will be unsettling for some, so I urge everyone to stay safe and remain focused on the job at hand. For MAP employees, this means maintaining the top quartile performance that is the hallmark of this organization. For MOC employees, this means delivering on our base plan and executing on those projects critical to our continued future success.

Meanwhile, I hope you share my excitement at the opportunity this acquisition provides Marathon to increase our stature in the marketplace, strengthen our platform for future growth and further enhance shareholder value.”

Clarence P. Cazalot Jr.
President and CEO

For more information on this transaction please see:
· News release issued this morning